PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

November 5, 2020



Hemp CR Inc.

Up to $100,000 Convertible Promissory Note.
Minimum Target Amount: $10,000
Up to 100 Notes of $1,000 Par Value Convertible Notes

Hemp CR, Inc (the "Company," "we," "us", or "our"), is offering up to $100,000 worth of Convertible Notes of the Company (the "Notes"). Purchasers of Notes are sometimes referred to herein as "Purchasers". The minimum target offering is $10,000. (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,000. by January 22, 2021. Unless the Company raises at least the Target Amount of $10,000. (the "Closing Amount") by January 22, 2021, no Notes will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $100,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 22, 2021, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Convertible Notes that can be purchased is One (1), representing a $1,000 minimum investment per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Notes are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	Hemp CR, Inc, a Nevada Corporation formed on June 23, 2020. The Company's website url is http://www.hempcr.com.
Corporate Address	500 N Rainbow, Suite 300, Las Vegas NV 89107
Description of Business	Hemp CR, Inc a Nevada Corporation
Type of Security Offering	Convertible Notes at $1,000. Par Value per Note
Offering Price	$1,000 per Note
Target Amount of Offering	10 Convertible Notes ($10,000)
Maximum Amount of Offering	100 Convertible Notes ($100,000)
Minimum Investment per Investor	$1,000 unless waived by the Company
Valuation Cap, Interest Rate and Discount Factor, Maturity Date	$2,500,000; 6%; 25%; January 21, 2022; Reference Security is Common Stock of Hemp CR Inc.
Offering Costs	We estimate that the costs of this offering will be approximately one thousand dollars ($2,000), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than January 22, 2021, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the Notes are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before January 22, 2021, this offering will terminate with no Notes being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The Notes will be sold by management who will receive no selling commissions or remuneration for sale of the Notes.
Closings	If we reach the target offering amount ($10,000) prior to the offering deadline, we will continue to sell the Notes on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated as needed to prepare to commence operations.
Risk Factors	The Notes offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire

	investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

The price of the Notes has been determined by the Company and does not necessarily bear any relationship to the   assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The Notes offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the Notes offered hereby.

Risks Related to our Business and Industry

Investing in the Company's Convertible Notes is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

General Risks

Although Hemp CR management does not believe these events are likely to happen, we do want you to be aware of the possibilities. Only invest money you can afford to loss.

• The DEA could tighten the CBD rules in the US.

• The US CBD market has over 3,000, maybe more companies offering CBD products.

• The Costa Rican government could delay passage of the Hemp/Medical Cannabis Bill.

• There is no guarantee that the Hemp CR Inc Series A Reg CF offering will be fully funded.

• Your investment should be based on the understand that you understand these markets. If you have any doubts, please move on.

Additional Risks Factors

Investments in any Start-Up can be a risking venture with a chance to loss every dollar invested.

The Hemp, CBD and Cannabis markets are extremely competitive, and many very large firms have fallen with loses in the hundreds of millions of dollars of shareholder funds.

Some areas of the county may start licensing CBD firms. Working in other counties brings many risks.

Hemp CR Inc believes that our years of experience in these markets that now is the time to take what we have learned to another level. Still Hemp CR Inc should be considered a start-up.

Only invest funds you can afford to lose.

Early Stage Development Business

Hemp CR, Inc, is a Start Up and was formed on June 23, 2020 as a Corporation under the laws of the State of Nevada. Accordingly, the Management Company has no history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the

Company could sustain losses in the future. There can be no assurances that Hemp CR, Inc will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a minimum target of $10,000 and a maximum of $100,000 may be realized. Management believes that such proceeds will capitalize and sustain our company short term to allow time for the continuation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Dependence on Management

In the early stages of its development the Company's business will be significantly dependent on the Company's management team which consists of only one Officer and Director of the Company.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign detailed in our attached Business Plan. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Company has the possibility to be adversely affected by the negative market acceptance and adoption of its services. The Company could also be adversely affected if the marketing strategy does not create a substantial following, thus decreasing the ability to generate revenue.

Competition

According to the Brightfield Group, the top 20 over-the-counter CBD companies accounted for just 17% of the overall CBD market in early 2020, with some 3,000 other competitors crowding 77% of the market. Because of COVID-19 they expect as many as half of these firms to close. Hemp CR believes this brings opportunities in the next round of CBD growth.

Trends in Consumer Preferences and Ad Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, competitive threats, funding constraints and general economic conditions. There is no assurance that the Company will be successful in marketing any of its services, or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principal. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Convertible Notes offered hereby will be entrusting their funds to the Company's Management, upon whose judgement and discretion the investors must depend.

Control by Management

As of November 5, 2020, the Company's Beneficial Shareholder, Mr Morales owns a controlling interest of 100% of the Company before the conversion of the Convertible Notes.

Return of Profits

The Company intends to retain any initial and future earnings to fund operations and expand the Company's business.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Convertible Notes for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Convertible Notes. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Hemp CR, Inc, limitations on the percentage of Convertible Notes sold and the manner in which they are sold. Management can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to us, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Convertible Notes and no market is expected to develop. Consequently, owners of the Convertible Notes may have to hold their investment indefinitely and may not be able to liquidate their investments or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature of Investment

An investment in the Convertible Notes may be long term and illiquid. As discussed above, the offer and sale of the Convertible Notes will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Convertible Notes for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Convertible Notes must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market for Convertible Notes

There is no current market for the Convertible Notes offered in this private Offering and no market is expected to develop in the near future.

The Notes will not be freely tradable until one year from the initial purchase date and other trading restrictions may apply as disclosed in the memorandum. Although the Notes may be tradable under federal securities law, state securities regulations may apply and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our Convertible Notes. Because the Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our Convertible Notes which means that you may be required to hold your Notes in our Company for an indefinite period.

Our Convertible Notes are not quoted on either the OTC Bulletin Board or OTC Markets, and are not listed on any exchange. It is unlikely that any public market for the Convertible Notes will be established.

Since the Offering is being conducted on a "best-efforts" basis, we may not raise sufficient funds in this Offering for us to implement our business plan.

The amount of proceeds we receive through the sale of Convertible Notes in this Offering may be substantially less than the amount we require to engage in our proposed business.

Compliance with Securities Laws

The Convertible Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act. If the sale of Convertible Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Convertible Notes. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect our company as a whole, as well as any non- rescinding purchasers.

Offering Price

The price of the Convertible Notes offered has been arbitrarily established by our current Members, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

If the Maximum amount of Convertible Notes are sold under this Offering, the purchasers under the Offering will own $100,000 of the Convertible Notes issued and thereafter outstanding.

If the Maximum amount of Convertible Notes are sold under this Offering, the price per Note of $1,000. for 100 Notes for a total of $100,000.

If the Target amount of Convertible Notes are sold under this Offering, the price per Note of $1,000. for 10 Notes for a total of $10,000.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand and the return(s) promised in the marketplace for the Company's investments. Management believes that the impending growth of the market, mainstream market acceptance and the targeted investments will insulate the Company from excessive reduced demand. Nevertheless, we have no control over these changes.

Regulatory, Legal and Accounting Risks

A cybersecurity attack could adversely affect our business, financial condition and reputation.

We may rely on information technology and third-party vendors to support our business activities. Cybersecurity breaches of any of the systems we rely on may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. Any material breaches of cybersecurity, or media reports of the same, even if untrue, could cause us to experience reputational harm, loss of clients and revenue, loss of proprietary data, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard clients' information or financial losses. Such losses may not be insured against or not fully covered through insurance we maintain.

Improper disclosure of confidential, personal or proprietary information could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company and our clients. This information includes personally identifiable information, protected health information, financial information and intellectual property. If our information systems or infrastructure or those of our third-party vendors experience a significant disruption or breach, such information could be compromised. A party that obtains this information may use it to steal funds, for ransom, to facilitate a fraud, or for other illicit purposes. Such a disruption or breach could also result in unauthorized access to our proprietary information, intellectual property and business secrets.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or malfeasance. It is possible that our security controls and employee training may not be effective. This could harm our reputation, create legal exposure, or subject us to legal liability.

Changes in data privacy and protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to a variety of continuously evolving and developing laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. These laws apply to transfers of information among our affiliates, as well as to transactions we enter into with third party vendors.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to this class of equity being sold in this Offering.

THE COMPANY AND ITS BUSINESS

The Company

Hemp CR, Inc (herein referenced from time to time as the "Company"), was formed on June 23, 2020 as a Corporation under the Laws of the State of Nevada.

Business Mission

US Hemp and CBD Market: Hemp CR Inc. intends to penetrate the Hemp and CBD market in USA and Latin America. Hemp CR Inc provides Hemp and CBD business opportunities to entrepreneurs and existing businesses that would like to take advantage of this exploding legal CBD and Hemp markets. Hemp CR believes that CBD product knowledge is what sells CBD products. Hemp CR will offer low wholesale pricing for their wholesale Hemp and CBD products, along with low minimum orders, so our distributors have the greatest chance to succeed. Our "pet" CBD products are one of our best potential sellers and all our CBD product lines will be tested every step of the way.

Vision, Product Goals and Objectives

In 2015 Mr. Morales was telling anyone that would listen to get into the CBD business. No huge upfront investment, no licensing. He has predicted how some large CBD players would fail which many have. "We understand what works and what doesn't in this ever-changing market". The Hemp and CBD markets are some of the fastest growing markets worldwide.

Business Plan

The Company's Business Plan is included and attached as Exhibit B to its Form C.

Latin America Opportunities: These opportunities are not only in the US, but many Latin American countries are allowing CBD products. Costa Rica has recently passed a Hemp & Medical Cannabis legislation out of committee and hopes for full ratification soon. Hemp will be partnering with locals in Costa Riva to provide a lab, Hemp and CBD oil extraction and Hemp processing facilities testing. Hemp CR has already been approached by property owns in Costa Rica that want to start growing Hemp as soon as possible.

Mr. Morales has worked in the Healthcare and Medical Tourism fields in Costa Rica since 2008. In 2013 he and his wife moved to Costa Rica. In 2015 he worked on education and passage of the first Hemp & Medical Cannabis legislation in Costa Rica. October 2015, he organized a trip to Denver, Colorado for 5 Costa Rican Senators, for 3 full days of meeting with different cannabis industries officials, the Colorado Governor's office of Marijuana. State electedofficials, visited licensed dispensaries, cannabis grow and oil extraction facilities. In July 2016, he organized and held the first Latin American Medical Cannabis Conference in San Jose, Costa Rica. Over 120 people from 8 different counties came to hear experts from Columbia, Uruguay, Canada and the US, talk about the benefits of Medical Cannabis. Hemp CR is putting together a lab, an oil extraction and Hemp processing and testing facilities with partners in Costa Rica.

Testing: Hemp Farmers have to keep their Hemp crop under .03 THC or their crops can be destroyed as "hot". Working with an Israeli company Hemp CR Inc are distributors of the finest on-site Hemp or Cannabis THC portable THC/CBD testing machines.

In the **U.S.Hemp and CBD Market** everyone is a potential customer for our Hemp and CBD products and our CBD Dog Biscuits are one of our best sellers. Seniors are discovering the benefits of a daily dosage of CBD and they are the fastest growing market segment.

According to *Hemp Business Daily* and **Nielsen Global Connect**, a division of Nielsen that focuses on data for manufacturers and retailers, projects that total sales of hemp-derived CBD consumer products in the U.S. will reach $1.7 billion to $2 billion in 2020. The average of that range, $1.85 billion, would represent a 54% increase in year-over-year sales. By 2025, Nielsen expects that the market for hemp-derived CBD products will generate $6.9 billion, a threefold increase over five years.

Hemp CR provides Hemp and CBD products at the Wholesale, Distribution and Retail levels. Working with their customers if you're just starting out selling or have been selling products for years every step of the way.

We intend to carry a full line of CBD Tinctures and Oils, CBD Tablets, CBD Roll-Ons, Creams and salves, Chewie's, and balms.

We expect to have many different strains of CBD Hemp Flower and pre-rolls available. CBD Flower comes in several different strengths averaging 10%-18%

Clients can use one of the Hemp CR labels or White Label their own CBD and Hemp Product Line.

The opportunities in Latin America are potentially enormous. Many of these countries are just starting in out. Costa Rica has recently passed the current 2020 Hemp/Medical Cannabis bill out of committee and is awaiting full passage. Peru, Ecuador, Paraguay and Brazil have recently passed Hemp and CBD legislation. Some countries ask for a prescription for CBD Oil, which is then only sold in Pharmacies. Import and export opportunities of Hemp products will be available as each market develops.

We are currently in discussions in Costa Rica for extraction, processing and laboratory partners. Because of our many years in the healthcare field in Costa Rica we feel we have a head start.

These countries will need help, as most are starting from scratch. There are many steps from planting the right seeds for the finished product you plan to use the plant for, clothing, paper, oil, feed, building materials, flower and pre-rolls, and then of course marketing and then finally sales. Hemp CR has contacts in every aspect of the Hemp, CBD and Cannabis industry. People that believe in the qualities of the plant and the good that it can do and that want to help others learn the benefits of using the plant.

Each country has its own risks, but with the right partners any think can get done.

With all this Hemp being grown not only in the US, but in all these other countries we have mentioned these plants will need to be tested to be sure they are not over the legal THC limit. Our THC/CBD Testers are the best on the market with the worlds largest data base of strains. Governments and farmers are ideal customers for our testing machines.

Employees

We currently do not employ any persons on a full-time basis or part time basis.

Operations

Hemp CR, Inc, a Nevada Corporation, was formed on June 23, 2020. The Company has recently incorporated as a Start Up and is beginning to implement a go to market plan that includes this Offering as an effort to raise the necessary funds to commence operations.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership and Capital Structure

The Company has presently has only one class of security, Common Stock and is Authorized to Issue 75,000,000 Shares of its Common Stock. The Company currently has 3,000,000 Shares Issued and Outstanding as of November 5, 2020.

Valuation

The offering price of the Notes being is based on a price per Convertible Note. The price per each Convertible Note is $1,000.

Restricted Securities

The Notes purchased in this offering are restricted securities. For one year, the Notes can only be resold:

- To the Company;

- To an accredited investor; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering

The Company is conducting this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business Start Up operations.

DESCRIPTION OF SECURITIES

Convertible Notes

We are issuing Convertible Notes of the Company, a Term Sheet describing the Notes is included as PART III OF THE OFFERING STATEMENT (EXHIBIT B TO FORM C).

Transfer Agent

The Company has elected to act as securities transfer agent for the Convertible Notesissued as part of this Offering.

FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION

Financial Statements

Financial information for the Company appears in its Form C.

Debt

The Company has no Debt Outstanding.

Financial Condition

Hemp CR, Inc, has not yet commenced operations and was formed on June 23, 2020 as a Corporation under the laws of the State of Nevada. The Company has no operating history and limited financial resources. Hemp CR is a Start Up and therefore is in the early stages of development. The Company's business will be significantly dependent on the Company's management team and its ability to raise an adequate amount of capital to fund its planned operations.

USE OF PROCEEDS

We expect that the proceeds of this offering would be $10,000 if the target offering amount is reached. We estimate that the costs of this offering will be approximately $2,000. The expenses to be incurred in developing and pursuing our business plan cannot be predicted with any degree of certainty. Moreover, although we have identified generally how we expect to use the proceeds from this offering, management will have broad discretion in determining the specific uses of the proceeds and it may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes. You will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Company's success will be substantially dependent upon the discretion and judgment of the Company's management with respect to the application and allocation of the net proceeds of this Offering.

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at http://www.blacklistcapital.com. The annual reports will be available within 120 days of the end of the Company's most recent calendar year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

Timothy Morales is the current Officer and Director of the Company. Mr Morales is also presently the sole Shareholder holding a beneficial and controlling 100% ownership of the outstanding Common Stock of the Company. A summary of Mr Morales' biography follows:

2004-2013-Founded HSA Trustee Services, as one of only four nationwide firms providing HSA/Health Savings Accounts when they started on January 1st, 2004. As of 2020 there is over

$73 billion in HSA deposits nationwide. Honored at the White House 2008 HSA Summit for his work in the HSA market. Still provides HSA consulting to some financial institutions who have been clients for over 15 years.

2007-2017 because of the success of HSA Trustee Services, started Costa Rican Medical Care, a medical tourism provider offering services in Costa Rica to help people save on healthcare and dental costs. Worked with Costa Rican government officials and PROMED to help develop a Worldwide Medical Tourism Program for Costa Rica. Planned and helped organize the First Latin American Healthcare Summit with over 500 attendees in San Jose Costa Rica.

2013-2017 Mr Morales moved to Costa Rica.

November 2014, visited Denver, CO to start to understand the economic opportunities after passage of the Colorado Recreational Cannabis Legislation. We understood that once Colorado legalized Cannabis that other states would be following suit in months and years to come. In October 2015, set-up and sponsored, 5 Costa Rican Senators to visit Denver, Colorado to learn firsthand what the Legal Medical and Recreational Cannabis looks like. Working with the law firm of Vicente Sederberg, LLC and the Council on Responsible Cannabis Regulation, we had 3 full days of meetings and tours with the Cannabis Industry Leaders in Denver.

2016- July 30-31st 2016, Organized and put on the first Latin American Medical Cannabis Conference in San Jose, Costa Rica. Over 120 people attended this event from Brazil, Colombia, Mexico, Canada, and the US, plus many Costa Rican locals and Costa Rican Government officials. Top Cannabis Industry speakers came such as AC Braddock of Eden Labs, Amy Poinsett,

CEO MJ Freeway, Rick Scarpello-founding partner Incredibles and CEO of Medically Correct, LLC. The Cannabis Ministry from Columbia and many others.

Unfortunately, the 2016 Costa Rican Medical Cannabis Bill expired in the Costa Rican congress in April 2017. Now Costa Rica will be voting on a new 2020 Hemp/Medical Cannabis Bill soon, and we are working to ensure passage of the historic legislation in 2020. The opportunities in the Hemp and CBD fields are endless.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company and its Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Notes of Convertible Notes. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Notes will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Notes in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;

2. Employment and employer information;

3. Net worth and income information;

4. Social Security Number or government-issued identification; and

5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Notes have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number if applicable, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and Noteholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;

3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the Notes sold in reliance on Section 4(a)(6) of the 1933 Act; or

5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to Crowdsource Funded at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Notes after buying them?

Notes purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Notes;

2. To an accredited investor;

3. As part of an offering registered with the SEC; or

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your Notes. Currently, there is no market or liquidity for these Notes and it may be some, if ever, time before the Company lists these Notes on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Timothy Morales as Officer, Director and certifies the financial information disclosed and included in its Form C is complete and accurate.

Timothy Morales_____

(Signature)

Timothy Morales_____

(Name)

_____

(Title)